Exhibit 21.1

SUBSIDIARIES OF DANIMER SCIENTIFIC, INC.

The following are subsidiaries of Danimer Scientific, Inc. as of December 31, 2020 and the jurisdictions in which they are organized.

Company	State or Jurisdiction of Incorporation/Organization
Meredian Holdings Group, Inc.	Delaware
Danimer Scientific Holdings, LLC	Delaware
Danimer Scientific Manufacturing, Inc.	Delaware
Meredian, Inc.	Georgia
Danimer Scientific L.L.C.	Georgia
Danimer Scientific Kentucky, Inc.	Delaware
Meredian Bioplastics, Inc.	Georgia
Danimer Bioplastics, Inc.	Georgia